CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.700% Notes Due 2023	$250,000,000	99.801%	$249,502,500	$34,032.14
5.150% Notes Due 2043	$250,000,000	99.636%	$249,090,000	$33,975.88
Total	$500,000,000		$498,592,500	$68,008.02

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181339

Pricing Supplement No. 2

(To Prospectus Supplement dated May 29, 2012 and Prospectus Dated May 11, 2012)

Investors should read this Pricing Supplement in conjunction with the Prospectus and the Prospectus Supplement.

$250,000,000 3.700% Notes due 2023

$250,000,000 5.150% Notes due 2043

Issuer:	Whirlpool Corporation

Principal Amount:	$250,000,000 3.700% Notes due 2023 (the “Notes due 2023”) $250,000,000 5.150% Notes due 2043 (the “Notes due 2043,” and together with the Notes due 2023, the “Notes”)

Interest Rate:	Notes due 2023: 3.700% Notes due 2043: 5.150%

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, beginning September 1, 2013

Trade Date:	February 22, 2013

Settlement Date:	February 27, 2013

Maturity Date:	Notes due 2023: March 1, 2023 Notes due 2043: March 1, 2043

Issue Price:	Notes due 2023: 99.801% of the principal amount Notes due 2043: 99.636% of the principal amount

Underwriters’ Discount:	Notes due 2023: 0.450% of the principal amount Notes due 2043: 0.875% of the principal amount

Net Proceeds to Whirlpool (after deduction of expenses and underwriting discount):	$494,955,000

Use of Proceeds:	General corporate purposes, including the repayment of $500 million aggregate principal amount of our 5.5% Medium-term Notes that mature in March 2013

Ratio of Earnings to Fixed Charges (year ended December 31, 2012):	3.2x

CUSIP:	Notes due 2023: 96332H CF4 Notes due 2043: 96332H CG2

Change of Control Provisions Applicable:	Yes

Optional Repayment:	No

Optional Redemption:	We may, at our option, redeem the Notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) as determined by the Quotation Agent (as defined in Annex A), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the “Redemption Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in Annex A) plus 25 basis points in the case of the Notes due 2023, and 30 basis points in the case of the Notes due 2043, plus accrued and unpaid interest to the Redemption Date.

Sinking Fund:	No

Joint Book-Running Managers

BNP PARIBAS	Citigroup
J.P. Morgan	RBS

Plan of Distribution

Under the terms and subject to the conditions of the Selling Agency Agreement dated February 22, 2013 among Whirlpool Corporation (“Whirlpool”) and BNP Paribas Securities Corp. and Citigroup Global Markets Inc. as well as under the terms of the Terms Agreement dated February 22, 2013 among Whirlpool and BNP Paribas Securities Corp. and Citigroup Global Markets Inc., as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Whirlpool has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount of Notes due	Principal Amount of Notes due
BNP Paribas Securities Corp.	$87,500,000	$81,250,000
Citigroup Global Markets Inc.	87,500,000	81,250,000
J.P. Morgan Securities LLC	37,500,000	31,250,000
RBS Securities Inc.	37,500,000	31,250,000
ING Financial Markets LLC	—	7,500,000
Mitsubishi UFJ Securities (USA), Inc.	—	7,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	—	5,000,000
Wells Fargo Securities, LLC	—	5,000,000

Total	$250,000,000	$250,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised Whirlpool that they propose initially to offer part of the Notes directly to the public at the issue price set forth on the first page of this Pricing Supplement.

Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending and banking services for, Whirlpool and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.

Annex A

For purposes of the foregoing discussions of “Optional Redemption,” the following definitions are applicable:

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of any four primary U.S. Government securities dealers in the United States of America selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.